Transactions sorted by	: Insider
Insider family name	: Noyes ( Starts with )
Given name	: Erwin ( Starts with )
Filing date range	: January 9, 2006 - January 9, 2006
Equity securities	: Common Shares

Insider name:	NOYES, Erwin Lewis

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
Issuer name: TransGlobe Energy Corporation Insider's Relationship to Issuer: 4 - Director of Issuer
Security designation: Common Shares
619444	2006-01-04	2006-01-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	5.2000 USD	368,347

619448	2006-01-05	2006-01-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	5.1500 USD	318,347